U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lawson, Fred R
   2101 Cochran Road
   Maryville, TN USA 37803
2. Issuer Name and Ticker or Trading Symbol
   BankFirst Corporation BKFR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   09/30/98
If Amendment, Date of Original (Month/Year)

Relationship of Reporting Person to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   President and CEO

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |9/1/98|P [1| |60002             |A  |           |7390               |D     |                           |
                           |      |]   | |                  |   |           |                   |      |                           |
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Common Stock               |9/30/9|P [2| |39998             |A  |           |7390               |D     |                           |
                           |8     |]   | |                  |   |           |                   |      |                           |
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Common Stock               |9/1/98|S   | |60000             |D  |12.00      |7390               |D     |                           |
                           | [3]  |    | |                  |   |           |                   |      |                           |
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Common Stock               |9/30/9|S   | |40000             |D  |12.00      |7390               |D     |                           |
                           |8 [4] |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Convertible Preferred | [5]    |9/1/9|C   | |           |194|9/1/9| [6] |Common Stock|60002  | [7]   |21900       |   |            |
Stock                 |        |8    |    | |           |34 |8    |     |            |       |       |            |   |            |
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Convertible Preferred | [8]    |9/30/|C   | |           |129|9/30/| [9] |Common Stock|39998  | [10]  |21900       |D  |            |
Stock                 |        |98   |    | |           |55 |98   |     |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Common Stock was converted from Preferred
2. Common Stock was converted from Preferred
3. Lawson was a selling shareholder in IPO
4. Lawson was a selling shareholder in the over-allotment.
5. Each Convertible Preferred Share is Exchangeable at the Option of the Holder For 3.0875 Common Shares
6. Convertible Preferred Stock Does Not Have a Maturity Date
7. Each Convertible Preferred Share is Exchangeable at the Option of the Holder For 3.0875 Common Shares
8. Each Convertible Preferred Share is Exchangeable at the Option of the Holder For 3.0875 Common Shares
9. Convertible Preferred Stock Does Not Have a Maturity Date
10. Each Convertible Preferred Share is Exchangeable at the Option of the Holder For 3.0875 Common Shares


SIGNATURE OR REPORTING PERSON

DATE